EXHIBIT 99.2

Sundial Growers Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2020

(Expressed in thousands of Canadian dollars)

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and performance of Sundial Growers Inc. (“Sundial” or the “Company”) for the three months ended March 31, 2020 is dated May 15, 2020. This MD&A should be read in conjunction with the Company’s condensed consolidated interim financial statements and the notes thereto for the three months ended March 31, 2020 and the audited annual consolidated financial statements and notes thereto for the year ended December 31, 2019 (the “Audited Financial Statements”) and the risks identified under “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”). This MD&A has been prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations as issued by the Canadian Securities Administrators and is presented in thousands of Canadian dollars, except where otherwise indicated.

COMPANY OVERVIEW

Sundial (“SNDL”, “Sundial” or the “Company”) is a licensed producer that grows cannabis using state-of-the-art indoor facilities. Sundial was incorporated under the Business Corporations Act (Alberta) on August 19, 2006. The Company’s common shares are listed under the symbol “SNDL” on the NASDAQ Global Select Market (“NASDAQ”).

Sundial’s Canadian operations cultivate cannabis using an individualized “room” approach, in approximately 479,000 square feet of total space. In the United Kingdom, the Company grows traceable plants, including hemp, ornamental flowers and edible herbs in approximately 1.6 million square feet of environmentally friendly facilities.

Sundial’s brand portfolio includes Top Leaf (Premium), Sundial Cannabis (Premium Core), Palmetto (Core) and Grasslands (Value).

Sundial is headquartered in Calgary, Alberta, with operations in Olds, Alberta, and Rocky View County, Alberta.

In Canada, Sundial currently produces and markets cannabis products for the adult-use market. Sundial’s purpose-built indoor modular grow rooms create consistent, highly controlled cultivation environments and are the foundation of the Company’s production of high-quality, strain-specific cannabis products. The Company has established supply agreements with nine Canadian provinces, with approval recently received from Quebec, and has a distribution network that covers 98% of the national recreational industry.

The Company’s primary focus has been on producing and distributing premium inhalable products and brands (flower, pre-rolls and vapes). Upon receiving a licence from Health Canada to sell cannabis oil products, the Company began the sale and distribution of cannabis vape products in December 2019. The Company is currently marketing its adult-use products under its Top Leaf (Premium), Sundial Cannabis (Premium Core), Palmetto (Core) and Grasslands (Value) brands and intends to introduce new products under these brands as it expands its brand portfolio.

The majority of the Company’s sales in the three months ended March 31, 2020 were to provincial boards; however, Sundial continues to enter into agreements to supply other licensed producers in Canada.

The Company’s planned medical cannabis offerings are supported through its 50% equity interest in Pathway Rx Inc. (“Pathway Rx”) which uses advanced technology and an extensive library of cannabis strains to identify and customize targeted treatments for a wide range of medical conditions. The Company has a license agreement with Pathway RX enabling the Company the use of certain strains for commercial production.

In July 2019, the Company acquired Project Seed Topco (“Bridge Farm”) and its wholly owned subsidiaries, a grower of ornamental plants and herbs in the United Kingdom with the intent to transition Bridge Farm’s facilities to the cultivation, processing and distribution of cannabidiol (“CBD”) products. Based on an impairment in Bridge Farm’s ability to generate revenue from the cultivation, processing and distribution of CBD products as a result of significant delays and uncertainties in the licensing and regulatory requirements in the United Kingdom, Sundial recorded $100.3 million in non-cash charges for the impairment of goodwill assigned to Bridge Farm’s CBD business for the year ended December 31, 2019. In addition, as part of restructuring the Company’s debt facilities and obtaining certain waivers thereunder, Sundial has commenced negotiations with a third party to sell Bridge Farm. On May 15, 2020, the Company agreed to sell Bridge Farm to a purchaser affiliated with the former owners of Bridge Farm (the “Bridge Farm Purchaser”). See “Recent Developments – Bridge Farm Disposition”.

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RECENT DEVELOPMENTS

COVID-19

The Company is continually monitoring and responding to the ongoing and evolving COVID-19 pandemic. The Company’s business activities have been declared an essential service by the Alberta Government and the Company remains committed to the health and safety of all personnel and to the safety and continuity of operations.

In response to COVID-19 the Company has activated its Emergency Operations Centre team and Incident Command Centre to protect the health and safety of the Company’s workforce and the public, as well as to ensure the continuity of operations. The Company is monitoring daily developments in the COVID-19 pandemic and actions taken by the government authorities in response thereto. In accordance with the guidance of provincial and federal health officials to limit the risk and transmission of COVID-19, the Company has implemented mandatory self-quarantine policies, travel restrictions, enhanced cleaning and sanitation processes and frequency, and encouraging social distancing measures, including directing office staff to work from home if possible.

The Company believes that it can maintain safe operations with these pandemic-related procedures and protocols in place. Additionally, in order to prevent and minimize any potential COVID-19 outbreak at its facilities, the Company has implemented additional measures as part of its pandemic response, including halting all non-essential external visitors to its facilities and enhanced screening measures prior to allowing employees and visitors into the facilities.

The Company did not experience a material impact to sales in the first quarter from the COVID-19 pandemic. Provincial board sales in the first quarter of 2020 increased compared to the fourth quarter of 2019, despite retail stores being forced to close in certain key provinces, such as Ontario. Nevertheless, the Company has made downward revisions to its sales forecasts for the remainder of 2020, including the second quarter, based on the impact of the COVID-19 pandemic, which, among other impacts, is expected to further delay retail store expansion in the Ontario market. In addition, subsequent to March 31, 2020, the Company has temporarily curtailed cultivation and harvesting activities, while still maintaining current processing levels, to align its cannabis production with anticipated market demand. The Company is also anticipating an increase in costs associated with the measures implemented at its facilities in response to the COVID-19 pandemic.

The COVID-19 pandemic impact on capital markets has resulted in limited access to capital and has adversely affected the Company’s ability to renegotiate financing terms with its senior lenders. See “Credit Facility Waivers” below.

Bridge Farm Disposition

On May 15, 2020, the Company entered into an agreement with the Bridge Farm Purchaser to sell all of the outstanding shares of Bridge Farm to the Bridge Farm Purchaser in exchange for (i) the assumption by the Bridge Farm Purchaser of $45 million of the total $115 million principal amount outstanding under the Term Debt Facility (thereby reducing the Company’s obligations thereunder to $70 million), (ii) the assumption by the Bridge Farm Purchaser of contingent consideration liabilities related to the additional share obligation and remaining earn out obligation under the original Bridge Farm acquisition agreement dated July 2, 2019, and (iii) the cancellation of approximately 2.7 million Sundial common shares, representing all of the shares currently held by the former owners of Bridge Farm issued in connection with the original acquisition of Bridge Farm by the Company in 2019 (collectively, the “Bridge Farm Disposition”). The Company expects to report a loss on disposition of Bridge Farm of $30 to $40 million upon closing.

The Bridge Farm Disposition is subject to standard closing conditions and is further conditioned on Sundial restructuring the remaining $70 million under its Term Debt Facility and entering into a new syndicated credit agreement with the Company’s senior lenders on or before June 1, 2020. Any failure or delay in completing the Bridge Farm Disposition or Term Debt Facility restructuring will likely result in the acceleration of the Company’s outstanding debt and would have a significant negative impact on the Company’s liquidity and further impact the Company’s ability to operate as a going concern. See “Credit Facility Waivers” below.

Credit Facility Waivers

At December 31, 2019, the Company was not in compliance with the interest coverage ratio covenant under its Syndicated Credit Agreement, which caused a cross-default under the Term Debt Facility. As a result, as at December 31, 2019, the full principal amount of the Syndicated Credit Agreement and the Term Debt Facility was classified as a current liability on the Company’s statement of financial position. The Company obtained a waiver under the Syndicated Credit Agreement for the December 31, 2019 interest coverage ratio covenant breach and a waiver for any corresponding breaches of the Term Debt Facility. Under the terms of the waivers, the Company agreed that on or before April 15, 2020 it will (i) enter into a definitive purchase agreement related to the sale of Bridge Farm and (ii) enter into term sheets with the each of the respective lenders under the Syndicated Credit Agreement and Term Debt Facility that sets out a financing strategy for the Company. On April 15, 2020, the Company and its senior lenders amended the terms of the waiver by extending the date required to enter into a definite purchase agreement related to the sale of Bridge Farm to April 30, 2020, and on May 1, 2020, the date was extended to May 11, 2020. On May 12, 2020, the Company announced that the previously extended waiver expired, however, on May 14, 2020, the Company obtained a new waiver for the December 31, 2019 covenant breach as described below.

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At March 31, 2020, the Company was not in compliance with the senior funded debt to EBITDA ratio covenant under its Syndicated Credit Agreement, which caused a cross-default under the Term Debt Facility. As a result, as at March 31, 2020, the full principal amount of the Syndicated Credit Agreement and the Term Debt Facility continued to be classified as a current liability on the Company’s statement of financial position. Additionally, based on the Company’s most recent financial projections, management is forecasting that the Company will be in violation of the Syndicated Credit Agreement debt covenants as at June 30, 2020 and September 30, 2020.

On May 14, 2020, the Company obtained a waiver under the Syndicated Credit Agreement for the December 31, 2019 interest coverage ratio covenant breach, the March 31, 2020 senior funded debt to EBITDA ratio covenant breach and any corresponding breaches of the Term Debt Facility. Under the terms of the waivers, the Company agreed that on or before June 1, 2020 it will (i) execute an amended and restated credit agreement under its Syndicated Facility, (ii) execute a refinancing transaction under its Term Debt Facility, (iii) execute an intercreditor agreement, and (iv) close the sale of Bridge Farm. Failure to execute any of these transactions will constitute an event of default. See “Bridge Farm Disposition” above.

These events, combined with the accumulated losses to date, indicate the existence of a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern. The Company continues to be in active dialogue with its lenders in connection with finalizing amendments to its loan agreements with respect to these recent developments. Any failure or delay in completing these amendments would have a significant negative impact on the Company’s liquidity and further impact the Company’s ability to operate as a going concern. In such a case, the Company would look to alternative sources of financing, delay capital expenditures and/or evaluate potential asset sales, and potentially could be forced to curtail or cease operations or seek relief under the applicable bankruptcy or insolvency laws.

Changes to executive team and board of directors

On January 30, 2020, Sundial announced the following changes to its executive team and board of directors;

•	Zach George, a recently appointed member of Sundial’s board of directors, was appointed as Chief Executive Officer;
•	Andrew Stordeur, formerly President of Sundial's Canadian operations was appointed as President and Chief Operating Officer;
•	Edward Hellard stepped down as Executive Chairman;
•	Torsten Kuenzlen, Sundial’s former Chief Executive Officer, resigned and stepped down from the board of directors; and
•	Brian Harriman, Sundial's former Chief Operating Officer, left the Company.

On April 24, 2020, Edward Hellard resigned from the board of directors and announced his decision not to stand for re-election as a member of the board at the Company’s Annual General Meeting and Special Meeting of shareholders.

Nasdaq Minimum Bid Requirement

On May 12, 2020, the Company was notified by the Listing Qualifications Department of the Nasdaq that the closing bid price of the Company’s common shares for the last 30 consecutive business days from March 30, 2020 to May 11, 2020 did not meet the minimum bid price of $1.00 per share. The Company has until December 28, 2020 to regain compliance with the Minimum Bid Requirement.  as set forth in Nasdaq Listing Rule 5450(a)(1) required for continued listing on Nasdaq (the “Minimum Bid Requirement”). The notice has no immediate effect on the trading of the Company’s common shares on the Nasdaq.

Pursuant to the Nasdaq Listing Rules, the Company has been provided with a compliance period of 180 calendar days from the date of notification in which to regain compliance with the Minimum Bid Requirement. Additionally, due to the ongoing volatility in the world financial markets, Nasdaq has determined to toll the compliance period for the Minimum Bid Requirement through June 30, 2020 and will reinstate the compliance period on July 1, 2020. As a result, the Company has until December 28, 2020 to regain compliance with the Minimum Bid Requirement. If at any time prior to December 28, 2020 the closing bid price of the Company’s common stock is at least $1.00 for a minimum of ten consecutive business days, the Company will be considered by Nasdaq to have regained compliance with the Minimum Bid Requirement.

Additionally, if the Company does not regain compliance with the Minimum Bid Requirement by December 28, 2020, the Company may be eligible for an additional period of 180 days during which to achieve compliance, provided that the Company otherwise meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq other than the Minimum Bid Requirement, and provides written notice to Nasdaq of the Company’s intention to remedy the non-compliance during this second compliance period, by effecting a reverse stock split if necessary. Nasdaq has the right not to grant the additional cure period if it appears to it that the Company will not be able to cure the deficiency or is not otherwise eligible.

The Company will actively monitor its closing bid price during the compliance period and intends to take appropriate measures to remedy the deficiency and regain compliance with the Minimum Bid Requirement.

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STRATEGY & OUTLOOK

In the first quarter of 2020, Sundial completed a detailed evaluation of its assets, product lines and potential opportunities to identify those that fit with its strategic direction and are expected to create value for shareholders. Following this review, the Company will focus on cash flow positive opportunities such as its recreational inhalable products. Sundial remains encouraged with the research and development in its medical business and will continue to assess the viability of these initiatives. Sundial’s strategy is centered around creating value by:

•	Delivering industry-leading, best-in-class products with a focus on inhalable products;
•	Optimizing asset utilization and reduce costs; and
•	Improving working capital and overall liquidity

Deliver industry-leading, best-in-class products with a focus on inhalable products

The Company continues to have success with its “craft-at-scale” modular growing approach, with harvests consistently testing above 18% THC, and several harvests testing well above 20%.

To date in 2020, Sundial has launched 199 SKUs, including 155 flower SKU’s, 54 vape SKU’s and 1 oil SKU in the adult-use market, an increase of 109 SKUs from the fourth quarter of 2019. Sundial has seen momentum on its vape offerings across multiple market. Following the recent Alberta Gaming, Liquor and Cannabis approval in January permitting cannabis vape sales in Alberta, Sundial’s entire vape cartridge inventory of 19,200 cartridges sold on first day of sales. As the vape market develops, Sundial is seeing increase market share, which resulted in more vape SKUs launches.

Although Sundial’s primary sales growth is targeted to branded sales, the Company continues to enter into agreements to supply other licensed producers. For example, in March 2020, the Company executed a wholesale agreement with one of the top five licensed Canadian producers, representing estimated net revenue of $9.3 million to be realized in 2020, of which $1.1 million was recognized in the first quarter.

Furthermore, the Company has seen the following improvements in its market results:

•	Agreement in principle to sell $15.6 million of cannabis in 2020 to The Société Québécoise du Cannabis (“SQDC’)
•	In March 2020, successfully launched products in SQDC with $633,000 in net revenue in April 2020
•	Lemon Riot was one of the top 2 bestselling vape cartridges in Ontario in January and February 2020

Optimize asset utilization and reduce costs

Sundial is focused on improving efficiency and profitability by optimizing its asset utilization and lowering its cost structure. The Company has made a number of changes to advance these priorities including agreeing to sell its Bridge Farm assets and other non-core assets to focus on its core business operations in Canada. See “Recent Developments – Bridge Farm Disposition”.

The Company has also made significant changes in its operations to improve liquidity and lower costs, including accelerating the monetization of inventory reductions and temporary curtailment of cultivation and harvest activities, while still maintaining current processing levels to meet anticipated demand.

In the first quarter of 2020, Sundial reduced its workforce by furloughing and terminating employees to lower its cost structure and better align with market conditions. Subsequent to March 31, 2020, the Company further reduced its workforce as production curtailment was completed and stabilized production levels were reached.

These changes, including the workforce reductions, are expected to result in annualized net cost reductions of approximately $28 million in 2020.

The Company expects that current reduced cultivation, harvest, production and packaging capacity, supplemented with inventories on hand will be sufficient to meet anticipated demand. Sundial believes its current inventory levels, including inventory from external suppliers comprised of vape product hardware and packaging materials, will be sufficient to meet anticipated demand for the remainder of the year and has not experienced any significant supply disruptions to date.

Improve working capital and overall liquidity

Sundial continues to seek ways of improving its working capital and overall liquidity position. As discussed above, Sundial has implemented asset optimization and cost reduction initiatives which are expected to result in significant cost savings. In addition, the Bridge Farm Disposition is expected to reduce the Company’s long-term debt by approximately $45 million. See “Recent Developments – Bridge Farm Disposition”. Furthermore, the Company continues to be in active dialogue with its lenders in connection with finalizing amendments to its loan agreements. See “Recent Developments – Credit Facility Waivers”.

Sundial is also considering other ways of optimizing its assets, including the potential sale of limited quantities of inventory at or below cost and entering into long-term supply agreements with other licensed producers.

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As the legal cannabis market continues to evolve, Sundial will continue to position its operations to adapt quickly. The Company’s craft-at-scale cultivation and modular growing approach allow for flexibility, while providing the high-quality products its customers have come to expect. Sundial believes the underlying fundamental drivers for long-term, sustainable growth in the cannabis industry remain strong.

Nevertheless, the Company will require additional funding to meet its ongoing obligations and to fund anticipated operating losses. Any delay or failure to complete any additional financing would have a significant negative impact on the Company’s business, results of operations and financial condition, and the Company may be forced to curtail or cease operations or seek relief under the applicable bankruptcy or insolvency laws.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

The following table summarizes selected operational and financial information of the Company for the periods noted.

	Three months ended March 31
($000s, except as indicated)	2020	2019
Financial
Gross revenue	25,621	1,691
Net revenue	23,037	1,499
Gross margin before fair value adjustments	(5,167)	721
Loss from operations	(36,787)	(17,526)
Net loss	(43,983)	(16,702)
Per share, basic and diluted	$(0.41)	$(0.24)
Consolidated adjusted EBITDA (1)	(13,867)	(5,524)

Statement of Financial Position
Cash and cash equivalents	21,157	13,005
Biological assets	13,808	6,222
Inventory	67,588	5,049
Property, plant and equipment	278,891	118,960
Total assets	479,391	172,900

Operational - Cannabis
Kilogram equivalents sold	4,437	323
Average gross selling price per gram (2)	$3.74	$5.24
Average net selling price per gram (3)	$3.16	$4.64
Kilograms harvested	10,254	1,896
(1)

Consolidated adjusted EBITDA does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. The non-IFRS measure of consolidated adjusted EBITDA is reconciled to net loss in accordance with IFRS in the “NON-IFRS MEASURES” section of this MD&A and discussed further in the “ADVISORY” section of this MD&A.

(2)	Net of marketing fees, salvage fees and early payment discounts with respect to sales under Sundial’s supply agreements with Canadian provincial regulatory authorities.
(3)	Gross selling price net of excise tax.

OPERATIONAL RESULTS – CANNABIS OPERATIONS

Kilograms harvested

	Three months ended March 31
	2020	2019
Kilograms harvested	10,254	1,896

For the three months ended March 31, 2020, the Company harvested 10,254 kilograms of cannabis compared to 1,896 kilograms for the three months ended March 31, 2019. The increase of 8,358 kilograms harvested was due to the production capacity added to the Olds facility throughout 2019. Harvests in the current period were from Pods 1 through 4 and comprised of 22 different strains. Harvests in the comparative period were from Pod 1 and comprised of a single strain.

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For the three months ended March 31, 2020, the Company harvested 10,254 kilograms of cannabis compared to 10,897 kilograms of cannabis for the three months ended December 31, 2019. The decrease of 643 kilograms was due to slightly lower plant count and plant yields.

Subsequent to March 31, 2020, the Company has temporarily curtailed cultivation and harvesting activities, while still maintaining current processing levels, to align with anticipated market demand.

Kilogram equivalents sold

	Three months ended March 31
	2020	2019
Provincial boards	1,997	113
Medical	4	—
Licensed producers	2,436	210
Total kilogram equivalents sold	4,437	323

For the three months ended March 31, 2020, the Company sold 4,437 kilogram equivalents of cannabis compared to 323 kilogram equivalents for the three months ended March 31, 2019. The increase of 4,114 kilogram equivalents sold was due to the Company expanding its provincial distribution network throughout 2019 and the current quarter to eight Canadian provinces and launching additional brands and product formats. Provincial board sales in the current period were made to eight different provinces and were comprised of branded flower and vapes, as compared to one province comprised of branded flower in the comparative period. During the current period, the Company entered into a supply agreement with another licensed producer to provide bulk flower for the first half of 2020. The Company also made bulk flower and oil sales to other licensed producers in the current period.

For the three months ended March 31, 2020, the Company sold 4,437 kilogram equivalents compared to 4,285 kilogram equivalents for the three months ended December 31, 2019. The increase of 152 kilogram equivalents was due to provincial board sales which increased by 945 kilogram equivalents, driven by increases in both branded flower and vape sales, and was partially offset by a decrease in sales to other licensed producers.

Selling price

	Three months ended March 31
($/gram equivalent)	2020	2019
Provincial boards	$5.11	$6.59
Medical	$4.00	$—
Licensed producers	$2.62	$4.50
Average gross selling price	$3.74	$5.24
Excise taxes	$(0.58)	$(0.59)
Average net selling price	$3.16	$4.64

For the three months ended March 31, 2020, the average net selling price was $3.16 per gram equivalent compared to $4.64 for the three months ended March 31, 2019. The decrease of $1.48 per gram equivalent was due to price discounts and return provisions and a higher percentage of total sales to provincial boards subject to excise taxes. Price discounts were granted to provincial boards to promote the movement of slower selling products and a return provision was recorded due to the likelihood of having returned product. These two factors contributed to a significant decrease in the average gross selling price when compared to the prior period.

For the three months ended March 31, 2020, the average net selling price was $3.16 per gram equivalent compared to $3.44 per gram equivalent for the three months ended December 31, 2019. The decrease of $0.28 was mainly due to price discounts and return provisions and a higher percentage of total sales to provincial boards subject to excise taxes.

The principal drivers of the Company’s realized prices are the formats of the products sold (currently both bulk and packaged flower, vape cartridges and accessories, trim and bulk extracted oil) and the channels in which products are sold (principally Canadian provincial boards and licensed producers).

Excise taxes are the federal excise duties and additional provincial or territorial duties payable on adult-use cannabis products. Excise taxes for the three months ended March 31, 2020 and 2019 are only calculated based on adult-use cannabis sales to provincial boards.

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Cash cost to produce

	Three months ended March 31
($000s, except as indicated)	2020	2019
Cost of sales	13,507	778
Adjustments
Depreciation	780	64
Cash cost of sales	12,727	714
Packaging costs	1,176	(50)
Cash cost to produce (1)	11,551	764
Cash cost to produce per gram equivalent	$2.60	$2.37
(1)

Cash cost to produce and the related per gram amounts do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. The non-IFRS measure of cash cost to produce is discussed further in the “ADVISORY” section of this MD&A.

Cash cost to produce is defined as cost of sales less depreciation and packaging costs and provides a measure of the cash cost to produce the cannabis that has been sold in the period.

For the three months ended March 31, 2020, the cash cost to produce was $11.6 million compared to $0.8 million for the three months ended March 31, 2019. The increase of $10.8 million was due to an increase in kilogram equivalents sold compared to the prior period. The increase in cash cost to produce per gram was due to newer strains having a higher cost per gram and vapes having a higher cost per gram due to costs associated with converting dried flower to oil.

For the three months ended March 31, 2020, the cash cost to produce was $11.6 million compared to $13.3 million for the three months ended December 31, 2019. The decrease of $1.7 million was mainly due to costs to replace product-in-kind that occurred in the fourth quarter of 2019.

Cash cultivation and production (“C&P”) costs

	Three months ended March 31
($000s)	2020	2019
C&P costs added to
Biological assets	10,204	7,167
Inventory	5,230	—
Total C&P costs (1)	15,434	7,167
(1)

Cash cultivation and production costs do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. The non-IFRS measure of cash cultivation and production costs is reconciled to cost of sales in accordance with IFRS in the “NON-IFRS MEASURES” section of this MD&A and discussed further in the “ADVISORY” section of this MD&A.

C&P costs are defined as the costs related to growing, harvesting, processing and selling cannabis. Management believes that C&P costs are the most complete measure of operational performance at the facilities. C&P costs are comprised of labour, power, nutrients, growing supplies, supplies and tools, transportation, maintenance, consumables, third party extraction, testing and irradiation. C&P costs are initially added to biological assets and inventory and are only reflected on the statements of loss and comprehensive loss within cost of sales as sales of cannabis are recognized.

For the three months ended March 31, 2020, C&P costs were $15.4 million compared to $7.2 million for the three months ended March 31, 2019. The increase of $8.2 million was due to increases in labour, energy costs, packaging, testing and other growing costs. The increase in C&P costs compared to the prior period was due to an increase in cultivation and harvesting activities compared to the prior period.

For the three months ended March 31, 2020, C&P costs were $15.4 million compared to $23.2 million for the three months ended December 31, 2019. The decrease of $7.8 million reflects the Company beginning to temporarily curtail cultivation and harvesting activities to align with anticipated market demand.

CONSOLIDATED FINANCIAL RESULTS

The Company’s reportable segments are organized by product type are and comprised of two reportable operating segments: cannabis operations and ornamental flower operations. Cannabis operations include the cultivation, distribution and sale of cannabis for the adult-use and medical markets in Canada. Ornamental flower operations include producing and marketing edible herb and ornamental flowers in the United Kingdom through Bridge Farm. Certain overhead expenses not directly attributable to either the cannabis operations segment or ornamental flower operations segment are reported in a third segment referred to as “Corporate”.

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The following table summarizes consolidated financial results for the three months ended March 31, 2020.

As at March 31, 2020	Cannabis	Ornamental Flowers	Corporate	Total

Total assets	334,288	145,103	—	479,391
Total liabilities	227,068	71,569	—	298,637
Capital expenditures	1,676	3,765	—	5,441

Three months ended March 31, 2020

Net revenue	14,006	9,031	—	23,037
Cost of sales	13,507	6,982	—	20,489
Inventory obsolescence and impairment	7,715	—	—	7,715
Gross margin before fair value adjustments	(7,216)	2,049	—	(5,167)
Change in fair value of biological assets	6,415	668	—	7,083
Change in fair value realized through inventory	(9,692)	—	—	(9,692)
Gross margin	(10,493)	2,717	—	(7,776)

General and administrative	10,236	3,785	372	14,393
Other expenses	545	2,212	—	2,757
Depreciation and amortization	657	1,590	—	2,247
Share-based compensation	681	—	555	1,236
Restructuring costs	2,719	—	—	2,719
Asset impairment	5,659	—	—	5,659
Loss from operations	(30,990)	(4,870)	(927)	(36,787)

Transaction costs	—	—	(1,101)	(1,101)
Finance costs	(5,982)	(192)	—	(6,174)
Other	610	(761)	—	(151)
Loss before tax	(36,362)	(5,823)	(2,028)	(44,213)

SEGMENTED FINANCIAL RESULTS – CANNABIS OPERATIONS

Revenue

Revenue by form

	Three months ended March 31
($000s)	2020	2019
Revenue from dried flower	11,724	1,691
Revenue from vapes	4,349	—
Revenue from oil	517	—
Gross revenue	16,590	1,691

Revenue by channel

	Three months ended March 31
($000s, except as indicated)	2020	2019
Provincial boards	10,200	745
Medical	16	1
Licensed producers	6,374	945
Gross revenue	16,590	1,691
Excise taxes	(2,584)	(192)
Net revenue	14,006	1,499
Gross revenue per gram sold	$3.74	$5.24
Net revenue per gram sold	$3.16	$4.64

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The Company’s revenue comprises bulk and packaged sales under the Cannabis Act pursuant to its supply agreements with Canadian provincial regulatory authorities and to other licensed producers (“LPs”). The Company’s sales growth strategy is to target branded sales, and in the current quarter provincial board sales represented the majority of cannabis revenue, a first for the Company.

Gross revenue for the three months ended March 31, 2020 was $16.6 million compared to $1.7 million for the three months ended March 31, 2019. The increase of $14.9 million was due to an increase of $9.5 million in provincial board sales and an increase of $5.5 million in LP sales. The increase in provincial board sales was due the Company expanding its provincial distribution network throughout 2019 and the current quarter to eight Canadian provinces and launching additional brands and product formats. Current period board sales were partially offset by price discounts to promote the movement of slower selling products and a provision for product returns for slower selling products. Provincial board sales in the current period were made to eight different provinces and were comprised of branded flower and vapes, as compared to one province comprised of branded flower in the comparative period. During the current period, the Company entered into a supply agreement with another LP to provide bulk flower for the first half of 2020. The Company also made bulk flower and oil sales to other LP’s in the current period.

Gross revenue for the three months ended March 31, 2020 was $16.6 million compared to $16.3 million for the three months ended December 31, 2019. The increase of $0.3 million was due to increases in provincial board sales, partially offset by price discounts and a provision for product returns due to slower moving products and a decrease in sales to other licensed producers.

Excise taxes are the federal excise duties and additional provincial or territorial duties payable on adult-use cannabis products at the time such product is delivered to the purchaser, such as provincially authorized distributors or retailers. Federal duties on adult-use cannabis products are calculated as the greater of (i) $0.25 per gram of flowering material, (ii) $0.75 per gram of non-flowering material or $0.25 per viable seed or seedling and (iii) 2.5% of the dutiable amount as calculated in accordance with the Excise Act, 2001. The rates of provincial or territorial duties vary.

Excise taxes for the three months ended March 31, 2020 were $2.6 million compared to $0.2 million for the three months ended March 31, 2019. The increase of $2.4 million was due to an increase in sales to provincial boards from the comparative period.

Cost of sales

	Three months ended March 31
($000s, except as indicated)	2020	2019
Cost of sales	13,507	778
Cost of sales per gram sold	$3.04	$2.41

Cost of sales includes three main categories: pre-harvest, post-harvest and shipment and fulfillment costs. These costs are incurred in respect of cultivating, harvesting, processing and packaging cannabis products. Pre-harvest costs include all direct and indirect costs incurred between initial recognition and the point of harvest, including labour-related costs, grow consumables, materials, utilities, facilities costs and depreciation related to production facilities. Post-harvest costs include all direct and indirect costs incurred subsequent to the point of harvest, including labour-related costs, consumables, materials, utilities and facilities costs. Shipment and fulfillment costs include packaging, transportation, quality control and testing costs.

Cost of sales for the three months ended March 31, 2020 were $13.5 million compared to $0.8 million for the three months ended March 31, 2019. The increase of $12.7 million was due to an increase in kilogram equivalents sold compared to the prior.

Cost of sales for the three months ended March 31, 2020 was $13.5 million compared to $15.3 million for the three months ended December 31, 2019. The decrease of $1.8 million was mainly due to costs to replace product-in-kind that occurred in the fourth quarter of 2019.

Cost of sales per gram sold for the three months ended March 31, 2020 were $3.04 compared to $2.41 for the three months ended March 31, 2019. The increase of $0.63 was due newer strains having a higher cost per gram and vapes having a higher cost per gram due to costs associated with converting dried flower to oil.

9

Gross margin

	Three months ended March 31
($000s)	2020	2019
Net revenue	14,006	1,499
Cost of sales	13,507	778
Inventory obsolescence and impairment	7,715	—
Gross margin before fair value adjustments (1)	(7,216)	721
Change in fair value of biological assets	6,415	692
Change in fair value realized through inventory	(9,692)	80
Gross margin	(10,493)	1,493
(1)

Gross margin before fair value adjustments does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. The non-IFRS measure of gross margin before fair value adjustments is discussed further in the “ADVISORY” section of this MD&A.

Gross margin before fair value adjustments

Gross margin before fair value adjustments is defined as net revenue less cost of sales before adjusting for the non-cash changes in the fair value adjustments on the sale of inventory and the growth of biological assets.

Gross margin before fair value adjustments for the three months ended March 31, 2020 was negative $7.2 million compared to $0.7 million for the three months ended March 31, 2019. The decrease of $7.9 million was mainly due to an inventory obsolescence provision and price discounts which impacted net revenue. The inventory obsolescence provision was applied primarily to bulk shake and slow-moving bulk oil inventory due to a lack of market demand. Price discounts were granted to provincial boards to promote the movement of slower selling products.

The total inventory obsolescence and impairment recognized in the current quarter was $14.4 million, with $7.7 million relating to cost of sales and $6.7 million relating to the change in fair value realized through inventory.

Change in fair value of biological assets

Change in fair value of biological assets for the three months ended March 31, 2020 was an increase of $6.4 million compared to an increase of $0.7 million for the three months ended March 31, 2019. The increase of $5.7 million was due to an increase in the number of plants, an increase in the weighted average maturity of the stage of growth and an increase in the expected selling price less costs to sell per gram.

Biological assets consist of cannabis plants in various stages of vegetation, including clones, which have not been harvested. Net unrealized changes in fair value of biological assets less cost to sell during the period are included in the results of operations for the related period. Biological assets are presented at their fair values less costs to sell up to the point of harvest. The fair values are determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusted for the amount for the expected selling price less costs to sell per gram.

Change in fair value realized through inventory

The change in fair value realized through inventory for the three months ended March 31, 2020 was a decrease of $9.7 million compared to an increase of $0.1 million for the three months ended March 31, 2019. The decrease of $9.8 million was due to the fair value component of the excess and obsolete inventory provision and the reversal of prior period increases in fair value of biological assets as they are transferred to inventory and sold.

Change in fair value realized through inventory comprises fair value adjustments associated with the cost of inventory when such inventory is sold. Inventories are carried at the lower of cost and net realizable value. When sold, the cost of inventory is recorded as cost of sales, while fair value adjustments are recorded as change in fair value realized through inventory.

General and administrative

	Three months ended March 31
($000s)	2020	2019
Salaries and wages	3,901	1,350
Consulting fees	1,113	1,743
Office and general	2,894	1,419
Professional fees	1,536	110
Director compensation	110	—
Other	682	369
	10,236	4,991

10

General and administrative expenses for the three months ended March 31, 2020 were $10.2 million compared to $5.0 million for the three months ended March 31, 2019. The increase of $5.2 million was mainly due to increases in salaries and wages, office and general, professional fees and other costs.

Salaries and wages increased throughout 2019 due to the significant growth and expansion of the Company. In the first quarter of 2020, the Company commenced and continues to implement several streamlining and efficiency initiatives which include workforce optimization. Subsequent to March 31, 2020, the Company announced that it had further reduced its workforce to adapt to current market conditions. Office and general costs increased mainly due to property and director and officer insurance costs. Professional fees increased due to legal fees and financial consulting fees. Other costs increased mainly due to royalties on Top Leaf products.

General and administrative expenses for the three months ended March 31, 2020 were $10.2 million compared to $15.1 million for the three months ended December 31, 2019. The decrease of $4.9 million is due to decreases in salaries and wages, consulting fees and office and general stemming from the streamlining and efficiency initiatives which included workforce optimization.

Sales and marketing

	Three months ended March 31
($000s)	2020	2019
Sales and marketing	1,792	1,212

Sales and marketing expenses consist of brand development and promotion expenses, marketing personnel and related costs.

Sales and marketing expenses for the three months ended March 31, 2020 were $1.8 million compared to $1.2 million for the three months ended March 31, 2019. The increase of $0.6 million was mainly due to an increase in general marketing expenses.

Restructuring costs

	Three months ended March 31
($000s)	2020	2019
Restructuring costs	2,719	—

As part of the Company’s objective to optimize asset utilization and reduce costs, the Company commenced and continues to implement several streamlining and efficiency initiatives to align its cost structure and labour force costs with current market conditions. The restructuring costs of $2.7 million represent severance costs relating to the workforce reductions and legal, professional and consulting fees that relate directly to the restructuring.

Asset impairment

	Three months ended March 31
($000s)	2020	2019
Asset impairment	5,659	—

The Company has determined that indictors of impairment existed at March 31, 2020 with respect to the Company’s British Columbia cash generating unit (“CGU”) as a result of the Company’s disposition of its Kamloops property and decision to suspend further construction and development activities on its Merritt facility due to market conditions and available financing. Approximately $10.0 million had been invested into the Merritt facility which consisted of land and construction in progress and was within the Cannabis segment. A test for impairment was performed at the CGU level by comparing the estimated recoverable amount to the carrying values of the assets. The estimated recoverable amount of the assets was determined to be their fair value less costs of disposal. As at March 31, 2020, an impairment of $5.7 million was recorded to write down the assets to their recoverable amount of $4.2 million.

11

Due to the slower than expected cannabis retail store growth, which has been further impacted by retail store closures as a result of the COVID-19 pandemic, the Company has curtailed the number of flowering rooms being used for cultivation at its Olds facility. In light of these circumstances, the Company has determined that indictors of impairment existed at March 31, 2020. A test for impairment was performed at the CGU level by comparing the estimated recoverable amount to the carrying values of the assets, and as a result, there was no impairment recognized.

Income tax recovery

	Three months ended March 31
($000s)	2020	2019
Income tax recovery	—	3,609

Income tax recovery represents the Company’s intention to settle provincial and federal income taxes payable and recoverable on a net basis between entities under common control subject to income tax under the same taxation authority.

Income tax recovery for the three months ended March 31, 2019 was $3.6 million and was due to the Company’s acquisition of a 50% interest in Pathway Rx. Upon acquisition of the Company’s 50% interest in Pathway Rx, $3.6 million of the purchase price was allocated to a deferred tax liability. This liability was subsequently adjusted to nil, with a corresponding adjustment of $3.6 million recorded to income tax recovery, on the basis that the Company and Pathway Rx are subject to income tax under the same taxation authority.

Net loss from cannabis operations

	Three months ended March 31
($000s)	2020	2019
Net loss	(36,362)	(16,702)

Net loss from cannabis operations for the three months ended March 31, 2020 was $36.4 million compared to a net loss of $16.7 million for three months ended March 31, 2019. The increase loss of $19.7 million was due to increases in cost of sales, an inventory obsolescence provision, general and administrative expenses, sales and marketing expenses, restructuring costs, asset impairment and finance costs, partially offset by increases in revenue, foreign exchange gain and lower share-based compensation expense.

Net loss from cannabis operations for the three months ended March 31, 2020 was $36.4 million compared to a net loss of $30.3 million for the three months ended December 31, 2019. The increased loss of $6.1 million was due to an inventory obsolescence provision, the fair value component of the excess and obsolete inventory provision, price discounts which impacted net revenue and restructuring costs, partially offset by lower general and administrative expenses, sales and marketing expenses and share-based compensation.

Adjusted EBITDA from Cannabis Operations

	Three months ended March 31
($000s)	2020	2019
Adjusted EBITDA from cannabis operations	(11,271)	(5,524)

Adjusted EBITDA from cannabis operations does not have standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. The non-IFRS measure of adjusted EBITDA from cannabis operations is reconciled to net loss in accordance with IFRS in the “NON-IFRS MEASURES” section of this MD&A and discussed further in the “ADVISORY” section of this MD&A.

Adjusted EBITDA from cannabis operations was a loss of $11.3 million for the three months ended March 31, 2020 compared to a loss of $5.5 million for the three months ended March 31, 2019. The increase loss was due to the following:

•	Increase in cost of sales due to an increase in kilogram equivalents sold;
•	Increase in general and administrative expenses due to increases in salary and wages, office and general and professional fees; and
•	Increase in sales and marketing expense due to general marketing expenses.

In addition, the loss was partially offset by the following:

•	Increase in gross revenue due to the Company expanding its provincial distribution network and launching additional brands and product formats.

12

Adjusted EBITDA from cannabis operations was a loss of $11.3 million for the three months ended March 31, 2020 compared to a loss of $17.9 million for the three months ended December 31, 2019. The decreased loss of $6.6 million was mainly due to lower general and administrative expense and lower sales and marketing expense.

SEGMENTED FINANCIAL RESULTS – ORNAMENTAL FLOWER OPERATIONS

The Company’s ornamental flower operations segment is comprised of the operations of Bridge Farm and includes the post acquisition results.

During the three months ended March 31, 2020, the Company recorded revenues of $9.0 million and net loss of $5.6 million, which includes a loss on contingent consideration of $0.8 million.

Adjusted EBITDA from ornamental flower operations does not have standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. The non-IFRS measure of adjusted EBITDA from ornamental flower operations is reconciled to net loss in accordance with IFRS in the “NON-IFRS MEASURES” section of this MD&A and discussed further in the “ADVISORY” section of this MD&A.

Adjusted EBITDA from ornamental flower operations was a loss of $2.2 million for the three months ended March 31, 2020 and was generated from Bridge Farm’s legacy business of producing and marketing edible herb and ornamental flowers to customers in the United Kingdom.

On May 15, 2020, the Company entered into an agreement to sell Bridge Farm to the Bridge Farm Purchaser. See “Recent Developments – Bridge Farm Disposition”.

OTHER FINANCIAL RESULTS – CONSOLIDATED

Share-based compensation

	Three months ended March 31
($000s)	2020	2019
Simple warrants	694	1,660
Performance warrants	(42)	10,965
Stock options	160	—
Restricted share units	262	—
Deferred share units	162	—
Shares issued for services	—	83
	1,236	12,708

Share-based compensation expense includes the expense related to the issuance of simple and performance warrants, stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”) to employees, directors, and others at the discretion of the Company’s board of directors.

Fair value pre-IPO

Given the absence of an active trading market for the Company’s common shares prior to its initial public offering (“IPO”), determining the fair value of the Company’s common shares required the Company’s board of directors to make complex and subjective judgments. The Company’s board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the Company’s common shares as of the date of each grant. For periods prior to January 1, 2019, the fair value of share-based compensation expense was primarily estimated using the value of the equity or convertible security issued to third parties for cash within a reasonable period of time of the grant to the employee. Subsequent to January 1, 2019, the fair value of share-based compensation expenses was estimated using the value of the equity or convertible security issued to third parties for cash within a reasonable period of time of the grant to the employee, as well as other factors, including: the Company’s stage of development; the impact of significant corporate events, operational changes or milestones; material risks related to the business; regulatory developments in the Company’s industry that the Company expected to have an impact on its operations or available markets for its products; the Company’s financial condition and operating results, including its revenue, losses and levels of available capital resources; equity market conditions affecting comparable public companies; general U.S. and Canadian market conditions; the likelihood and potential timing of achieving a liquidity event or completing an offering of common shares, such as an initial public offering; and that the instruments involved illiquid securities of a private company.

13

Fair value post-IPO

Subsequent to the consummation of the Company’s IPO on August 6, 2019, the fair value of the Company’s shares is based on public trading data. The estimated fair value of the Company’s common shares at the time of grant is used to determine the associated share-based compensation expense. The Company determines the amount of share-based compensation expense by utilizing the Black- Scholes pricing model with inputs based on the terms of the award, including the strike price, and other estimates and assumptions, including the expected life of the award, the volatility of the underlying share price, the risk-free rate of return and the estimated rate of forfeiture of the awards granted.

Share-based compensation expense for the three months ended March 31, 2020 was $1.2 million compared to $12.7 million for the three months ended March 31, 2019. The decrease of $11.5 million was due to a decrease in the value of the share-based compensation awards granted and a decrease in the number of awards granted. In addition, the comparative period included adjustments to the fair value of performance warrants that were recognized in share-based compensation expense. Share-based compensation expense for the three months ended March 31, 2020 included the issuance of 32,532 DSUs and 1,015,960 RSUs. Share-based compensation expense for the three months ended March 31, 2019 included the issuance of 1,248,000 simple warrants at an average exercise price of $7.13 and 528,000 performance warrants at an average exercise price of $3.59.

Transaction costs

	Three months ended March 31
($000s)	2020	2019
Transaction costs	1,101	—

Transaction costs of $1.1 million for the three months ended March 31, 2020 include legal costs related to public reporting and various financing initiatives.

Finance costs

	Three months ended March 31
($000s)	2020	2019
Cash finance expense
Interest on Term Debt Facility	2,803	—
Interest on Syndicated Credit Agreement	1,197	—
Interest on Credit Facilities	—	615
Interest on Convertible Notes	—	850
Interest on other debt	—	797
Other finance costs	195	542
	4,195	2,804
Non-cash finance expense
Accretion	1,534	834
Amortization of debt issue costs	356	252
Other	217	—
	2,107	1,086
Less: interest capitalized relating to construction in progress	—	(1,105)
Interest income	(128)	—
	6,174	2,785

Finance costs include accretion expense associated with the Company’s Senior Convertible Notes, Convertible Notes, interest on the Company’s indebtedness and certain other expenses, net of capitalized interest related to construction in progress.

Finance costs for the three months ended March 31, 2020 were $6.2 million compared to $2.8 million for the three months ended March 31, 2019. The increase of $3.4 million was due to increased interest expense on the Company’s debt instruments, accretion on long-term debt and amortization of debt issue costs. In the prior period, the production facilities were under construction and the related interest cost was capitalized to construction in progress.

14

SELECTED QUARTERLY INFORMATION

The following table summarizes selected consolidated operating and financial information of the Company for the preceding eight quarters.

	2020	2019				2018
($000s, except as indicated)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Gross revenue	25,621	23,069	34,181	20,284	1,691	—	—	—
Net loss	(43,983)	(145,086)	(97,491)	(12,350)	(16,702)	(35,951)	(13,155)	(5,827)
Per share, basic and diluted	$(0.41)	$(1.36)	$(1.06)	$(0.17)	$(0.24)	$(0.49)	$(0.18)	$(0.09)

During the eight most recent quarters the following items have had a significant impact on the Company’s results:

•	commencing production of cannabis in the third quarter of 2018 with sales beginning in the first quarter of 2019;
•	significantly increasing production capacity with the expansions to the Olds facility;
•	increasing the number of cannabis plants and weighted average maturity of their stage of growth;
•	increasing staffing to support growth and expansion initiatives;
•	increasing marketing, promotion and branding activities relating to the commencement of adult-use cannabis;
•	acquisition of Bridge Farm;
•	terminating the Investment and Royalty Agreement;
•	non-cash impairment charge of goodwill relating to Bridge Farm’s CBD cash generating unit;
•	price discounts and provisions for product returns
•	impairment of property, plant and equipment; and
•	provision for inventory obsolescence.

LIQUIDITY AND CAPITAL RESOURCES

($000s)	March 31, 2020	December 31, 2019
Cash and cash equivalents	21,157	45,337

Syndicated Credit Agreement (a)	73,059	82,910
Term Debt Facility (b)	96,726	95,003
	169,785	177,913

Capital resources are financing resources available to the Company and are defined as the Company’s debt and equity. The Company manages its capital resources with the objective of maximizing shareholder value and sustaining future development of the business. The Company manages its capital structure and adjusts it, based on the funds available to the Company, in order to support the Company’s activities. The Company may adjust capital spending, issue new equity, issue new debt or repay existing debt, subject to the availability of commercial terms. The Company will require additional financing in the near term and has engaged financial advisors and is in advanced negotiations with potential capital providers including sources of debt and/or equity. These negotiations have been negatively impacted by the effects that the COVID-19 pandemic is having, and is expected to continue to have, on business and financial markets. The Company continues to advance these initiatives; however, there is no certainty as to their ultimate completion or the timing thereof.

The Company’s primary need for liquidity is to fund capital expenditures, working capital requirements, debt service requirements and for general corporate purposes. The Company’s primary source of liquidity historically has been from funds received from the proceeds of common share issuances and debt financing. The Company’s ability to fund operations, make planned capital expenditures and meet debt service requirements depends on future operating performance and cash flows, as well as the availability of future financing – all of which is subject to prevailing economic conditions and financial, business and other factors.

At March 31, 2020, the Company was not in compliance with the senior funded debt to EBITDA ratio covenant under its Syndicated Credit Agreement, which caused a cross-default under its Term Debt Facility. As a result, as at March 31, 2020, the full principal amount of the Syndicated Credit Agreement and the Term Debt Facility was classified as a current liability on the Company’s statement of financial position. Additionally, based on the Company’s most recent financial projections, management is forecasting that the Company will be in violation of the Syndicated Credit Agreement debt covenants as at June 30, 2020 and September 30, 2020.

On May 14, 2020, the Company obtained a waiver under the Syndicated Credit Agreement for the December 31, 2019 interest coverage ratio covenant breach, the March 31, 2020 senior funded debt to EBITDA ratio covenant breach and any corresponding breaches of the Term Debt Facility. Under the terms of the waivers, the Company agreed that on or before June 1, 2020 it will (i) execute an amended and restated credit agreement under its Syndicated Facility, (ii) execute a refinancing transaction under its Term Debt Facility, (iii) execute an intercreditor agreement, and (iv) close the sale of Bridge Farm. Failure to execute any of these transactions will constitute an event of default. See “Recent Developments – Credit Facility Waivers”.

15

The condensed consolidated interim financial statements for the three months ended March 31, 2020 contain a going concern qualification. The Company is an early-stage company and has accumulated significant losses to date. Furthermore, the Company and certain of its subsidiaries have a limited operating history and a history of negative cash flow from operating activities. These conditions, combined with the Company’s dependence on third party financing in the near term to fund its business plan, indicate the existence of a material uncertainty that casts significant doubt on the Company’s ability to continue as a going concern.

Management believes its current capital resources and its ability to manage cash flow and working capital levels will require the Company to seek future additional financing to allow it to meet its obligations, to make debt service requirements, and to fund the other needs of its business. However, no assurance can be given that future sources of capital will be available. The ability of the Company to continue as a going concern is dependent on raising capital to fund its business plan and ultimately to attain profitable operations. Any delay or failure to complete any additional financing would have a material adverse effect on the Company’s business, results of operations and financial condition, and the Company may be forced to reduce or cease its operations or seek relief under applicable bankruptcy law.

Debt

As at March 31, 2020, the Company’s available debt facilities, as detailed below, were fully drawn.

a)	Syndicated Credit Agreement

At December 31, 2019, the Company was not in compliance with the interest coverage ratio covenant under its Syndicated Credit Agreement, which caused a cross-default under the Term Debt Facility. As a result, as at December 31, 2019, the full principal amount of the Syndicated Credit Agreement and the Term Debt Facility was classified as a current liability on the Company’s statement of financial position. The Company obtained a waiver under the Syndicated Credit Agreement for the December 31, 2019 interest coverage ratio covenant breach and a waiver for any corresponding breaches of the Term Debt Facility. Under the terms of the waivers, the Company agreed that on or before April 15, 2020 it will (i) enter into a definitive purchase agreement related to the sale of Bridge Farm and (ii) enter into term sheets with the each of the respective lenders under the Syndicated Credit Agreement and Term Debt Facility that sets out a financing strategy for the Company. On April 15, 2020, the Company and its senior lenders amended the terms of the waiver by extending the date required to enter into a definite purchase agreement related to the sale of Bridge Farm to April 30, 2020, and on May 1, 2020, the date was extended to May 11, 2020. On May 12, 2020, the Company announced that the previously extended waiver expired, however, on May 14, 2020, the Company obtained a new waiver for the December 31, 2019 covenant breach as described below. See “Recent Developments – Credit Facility Waivers”.

At March 31, 2020, the Syndicated Credit Agreement, as written, contained certain financial covenants to maintain:

(i)	A certain senior funded debt to EBITDA ratio as at March 31, 2020 and as at the end of every fiscal quarter thereafter; and
(ii)	A fixed charge coverage ratio at March 31, 2020 and as at the end of every fiscal quarter thereafter.

At March 31, 2020, the Company was not in compliance with the senior funded debt to EBITDA ratio covenant under its Syndicated Credit Agreement, which caused a cross-default under the Term Debt Facility. As a result, as at March 31, 2020, the full principal amount of the Syndicated Credit Agreement and the Term Debt Facility continued to be classified as a current liability on the Company’s statement of financial position. Additionally, based on the Company’s most recent financial projections, management is forecasting that the Company will be in violation of the Syndicated Credit Agreement debt covenants as at June 30, 2020 and September 30, 2020.

On May 14, 2020, the Company obtained a waiver under the Syndicated Credit Agreement for the December 31, 2019 interest coverage ratio covenant breach, the March 31, 2020 senior funded debt to EBITDA ratio covenant breach and any corresponding breaches of the Term Debt Facility. Under the terms of the waivers, the Company agreed that on or before June 1, 2020 it will (i) execute an amended and restated credit agreement under its Syndicated Facility, (ii) execute a refinancing transaction under its Term Debt Facility, (iii) execute an intercreditor agreement, and (iv) close the sale of Bridge Farm. Failure to execute any of these transactions will constitute an event of default. See “Recent Developments – Credit Facility Waivers” and “Recent Developments – Bridge Farm Disposition”.

The Company continues to be in active dialogue with its lenders in connection with finalizing amendments to its loan agreements with respect to these recent developments.

16

b)	Term Debt Facility

The Company is subject to three financial covenants under this facility, so long as the principal amount owing under the Term Debt Facility is greater than $75 million, as follows:

(i)

The Company must maintain, at all times, 60% of the square footage of the existing facilities in the United Kingdom dedicated to plant production and inventory and shall achieve a minimum 20% gross margin for both the quarter ending December 31, 2019 and the March 31, 2020 on said plant business;

(ii)

The Company’s UK leverage ratio is defined as the ratio of outstanding amounts under the Term Debt Facility to annualized bank EBITDA related to its United Kingdom operations. The UK leverage ratio shall not exceed:

•

11.0 to 1.0, calculated at the end of each financial quarter for the four financial quarters then ended, commencing for the financial quarter ending June 30, 2020 and each financial quarter thereafter until and including March 31, 2021; and

•	9.0 to 1.0, calculated at the end of each financial quarter for the four financial quarters then ended, commencing for the financial quarter ending June 30, 2021 and each financial quarter thereafter.
(iii)

The Company’s consolidated leverage ratio is defined as the ratio of outstanding amounts under the Term Debt Facility to annualized bank EBITDA related to its consolidated operations. The consolidated leverage ratio shall not exceed:

•

6.0 to 1.00, calculated at the end of each financial quarter for the four financial quarters then ended, commencing for the financial quarter ending June 30, 2020 and each financial quarter thereafter until and including March 31, 2021; and

•	4.5 to 1:0, calculated at the end of each financial quarter for the four financial quarters then ended, commencing for the financial quarter ending June 30, 2021 and each financial quarter thereafter.

As at March 31, 2020, the Company was in compliance with all financial covenants under the Term Debt Facility. At March 31, 2020, the Company was not in compliance with the senior funded debt to EBITDA ratio covenant under its Syndicated Credit Agreement. As a result, as at March 31, 2020, the full principal amount of the Syndicated Credit Agreement and the Term Debt Facility was classified as a current liability on the Company’s statement of financial position.

On May 14, 2020, the Company obtained a waiver under the Syndicated Credit Agreement for the December 31, 2019 interest coverage ratio covenant breach, the March 31, 2020 senior funded debt to EBITDA ratio covenant breach and any corresponding breaches of the Term Debt Facility. Under the terms of the waivers, the Company agreed that on or before June 1, 2020 it will (i) execute an amended and restated credit agreement under its Syndicated Facility, (ii) execute a refinancing transaction under its Term Debt Facility, (iii) execute an intercreditor agreement, and (iv) close the sale of Bridge Farm. Failure to execute any of these transactions will constitute an event of default. See “Recent Developments – Credit Facility Waivers” and “Recent Developments – Bridge Farm Disposition”.

The Company continues to be in active dialogue with its lenders in connection with finalizing amendments to its loan agreements.

Equity

(000s)	March 31, 2020	December 31, 2019
Common shares	107,353	107,180
Common share purchase warrants (1)	6,165	6,165
Simple warrants (2)	8,487	9,815
Performance warrants (3)	5,552	5,799
Stock options	337	624
Restricted share units	1,046	49
Deferred share units	123	368
(1)	6.2 million warrants were exercisable as at March 31, 2020.
(2)	5.4 million simple warrants were exercisable as at March 31, 2020.
(3)	4.5 million performance warrants were exercisable as at March 31, 2020.

As at March 31, 2020, the Company had 107.4 million shares outstanding (December 31, 2019 - 107.2 million shares).

Common shares were issued during 2020 in connection with the following transactions:

•	The issuance of 158 thousand shares relating to Bridge Farm earn out payments.

As at May 15, 2020 a total of 107.4 million common shares were outstanding.

17

Capital Expenditures

	Three months ended March 31
($000s)	2020	2019
Canada
Olds facility	951	27,758
Rocky View facility	—	128
Merritt facility	—	1,588
Other	725	1,126
Total Canada	1,676	30,600
United Kingdom
Clay lake	3,342	—
Other	423	—
Total United Kingdom	3,765	—
Total	5,441	30,600

Facilities

	Olds facility	Rocky View facility	Merritt facility	Bridge Farm facility
Location	Olds, Alberta, Canada	Rocky View, Alberta, Canada	Merritt, British Columbia, Canada	Spalding, Lincolnshire, U.K.
Format	Indoor modular	Indoor	Indoor modular	Greenhouses
Primary purpose	Cultivation and extraction	Research and development	Cultivation and extraction	Cultivation and extraction
Total current facility size (sq. ft.)	428,000	31,000	—	1,596,000(3)
Additional planned facility size (sq. ft.)	20,000(1)	—	35,000(2)	1,991,000(3)
Total projected facility size (sq. ft.)	448,000	31,000	35,000	3,587,000
(1)	Subject to construction and licensing of an extraction and processing building (20,000 sq. ft.) and availability of capital resources and liquidity.
(2)	Construction has been deferred. Future construction, if any, will be subject to available capital resources, liquidity and licensing.
(3)

Bridge Farm has received an industrial licence to grow hemp from the U.K. government at its Homestead facility and currently cultivates hemp in a portion of this facility. The Company has deferred plans to convert a further portion of the Homestead facility and certain other of Bridge Farm’s existing and planned facilities to hemp and High-THC cannabis cultivation operations. Future construction, if any, will be subject to licensing as well as available capital resources and liquidity and may be restricted by the terms of the Company’s indebtedness.

Capital expenditures will be limited to essential expenditures required to complete the extraction and processing facility at the Olds facility (approximately $5 to $10 million) and will be subject to the availability of capital resources and liquidity. As the Company is still focused on improving its working capital and liquidity, these expenditures have been temporarily put on hold.

Capital expenditures relating to the completion of the Clay Lake Phase 2 facility have been suspended while the Company has been working towards a sale of Bridge Farm. Expenditures relating to funding research performed by Pathway Rx (approximately $1 million) have been temporarily deferred in order to improve liquidity and align capital expenditures with market demand.

Expenditures required to maintain production capacity are not expected to be significant in the next twelve months since the majority of the Company’s facilities are newly constructed or under construction. The Company expects approximately $1.5 million per quarter of maintenance capital in 2020 to maintain current capacity.

Olds facility

The Olds facility is the Company’s flagship facility whose primary purpose is to grow cannabis for the Canadian market. The Olds facility is complete and fully licensed for cannabis cultivation, processing and sale by Health Canada. The Company has received a licence from Health Canada for approximately 428,000 square feet with 126 cultivation rooms comprised of H Block (approximately 32,000 square feet with 12 cloning and vegetation rooms), H Block extension (approximately 46,000 square feet with 14 flowering rooms) and Pods 1 through 5 (each approximately 70,000 square feet with 20 flowering rooms).

The Company had commenced construction of an extraction and processing facility at Olds, estimated to be approximately 20,000 square feet, to support a fully operational Olds facility. The construction of the facility is complete, however, expenditures for the extraction equipment (approximately $5 to $10 million) have been temporarily deferred while the Company is focused on improving its working capital and liquidity.

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Merritt facility

Construction of the Merritt facility had been temporarily deferred pending increases in market demand. In addition, the Company is considering strategic alternatives for its asset base, including a sale of the Merritt facility. The Merritt facility was intended to serve as the primary production facility of the Company’s BC Weed Co. brand.

The amount of remaining capital expenditures at the Merritt facility depends on the scale of the facility to be constructed. A mini-pod is expected to cost $15 million to construct, while a larger facility with extraction capabilities is expected to cost up to $30 million to complete. The Company began construction of the Merritt facility in March 2019 and has invested approximately $10.0 million in the project as of March 31, 2020. The Company had submitted its initial licence application to Health Canada. However, Health Canada will not substantively review the licence application until the Merritt facility is fully constructed and is accepted by Health Canada as compliant with the requirements of the Cannabis Regulations (SOR/2018-144).

The Company has determined that indictors of impairment existed at March 31, 2020 with respect to the Company’s British Columbia cash generating unit (“CGU”) as a result of the Company’s disposition of its Kamloops property and decision to suspend further construction and development activities on its Merritt facility. Approximately $10.0 million had been invested into the Merritt facility at March 31, 2020, consisting of land and construction in progress and was included in the Cannabis segment. A test for impairment was performed at the CGU level by comparing the estimated recoverable amount to the carrying values of the assets. The estimated recoverable amount of the assets was determined to be their fair value less costs of disposal. As at March 31, 2020, an impairment of $5.7 million was recorded to write down the assets to their recoverable amount of $4.2 million.

Bridge Farm

Bridge Farm comprises three facilities, Homestead, Horseshoe and Clay Lake. The Homestead facility is approximately 218,000 square feet with approximately 110,000 square feet of grow space. The Horseshoe facility is 484,000 square feet with approximately 286,000 square feet of grow space. The Clay Lake facility is an 893,000 square foot facility (Clay Lake Phase 1) that was completed in March 2019. Prior to the acquisition, Bridge Farm had completed planning for Clay Lake Phase 2 (approximately 807,000 square feet) and Clay Lake Phase 3 (approximately 1.2 million square feet).

Bridge Farm has received an industrial licence to grow hemp from the U.K. government at its Homestead facility and currently cultivates hemp in a portion of this facility. The Company has deferred plans to convert a further portion of the Homestead facility and certain other of Bridge Farm’s existing and planned facilities to hemp and High-THC cannabis cultivation operations. Future construction, if any, will be subject to licensing as well as available capital resources and liquidity and may be restricted by the terms of the Company’s indebtedness.

On May 15, 2020, the Company entered into an agreement with the Bridge Farm Purchaser to sell all of the outstanding shares of Bridge Farm to the Bridge Farm Purchaser in exchange for (i) the assumption by the Bridge Farm Purchaser of $45 million of the total $115 million principal amount outstanding under the Term Debt Facility (thereby reducing the Company’s obligations thereunder to $70 million), (ii) the assumption by the Bridge Farm Purchaser of contingent consideration liabilities related to the additional share obligation and remaining earn out obligation under the original Bridge Farm acquisition agreement dated July 2, 2019, and (iii) the cancellation of approximately 2.7 million Sundial common shares, representing all of the shares currently held by the former owners of Bridge Farm issued in connection with the original acquisition of Bridge Farm by the Company in 2019 (collectively, the “Bridge Farm Disposition”). See “Recent Developments – Bridge Farm Disposition”.

Pathway Rx

The Company owns a 50% interest in Pathway Rx, a company that uses advanced technologies, including machine learning approaches, to screen an extensive library of cannabis strains to identify and customize treatments for a wide range of medical applications. The Company expects minimal capital expenditures of approximately $1 million to fund research performed by Pathway Rx.

Cash Flow Summary

	Three months ended March 31
($000s)	2020	2019
Cash provided by (used in):
Operating activities	(13,595)	(18,802)
Investing activities	(11,402)	(22,147)
Financing activities	(89)	39,833
Effect of exchange rate changes	906	—
Change in cash and cash equivalents	(24,180)	(1,116)

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Cash Flow – Operating Activities

Net cash used in operating activities was $13.6 million for the three months ended March 31, 2020 compared to $18.8 million used in operating activities for the three months ended March 31, 2019. The decrease of $5.2 million was due to an increase in non-cash working capital, partially offset by an increase in net loss adjusted for non-cash items. The increase in non-cash working capital is comprised of fair value changes in inventory, accounts receivable, prepaid expenses and deposits and accounts payable.

Cash Flow – Investing Activities

Net cash used in investing activities was $11.4 million for the three months ended March 31, 2020 compared to $22.1 million used in investing activities for the three months ended March 31, 2019. The decrease of $10.7 million was due to a decrease in capital expenditures and proceeds from the disposal of the Company’s Kamloops property, partially offset by a decrease in non-cash working capital mainly comprised of accounts payable related to facility construction.

The Company is limiting capital expenditures to only essential expenditures required to complete the extraction and processing facility at the Olds facility, pending available capital resources and liquidity, in order to improve working capital and liquidity.

Cash Flow – Financing Activities

Net cash used in financing activities was $0.1 million for the three months ended March 31, 2020 compared to $39.8 million provided by financing activities for the three months ended March 31, 2019. The decrease of $39.9 million was due to proceeds received in the comparable period relating to the Credit Facilities, other debt instruments, exercises of warrants and exercises of employee warrants.

Liquidity risks associated with financial instruments

Interest rate risk

The Company is exposed to interest rate risk in that changes in market interest rates will cause fluctuations in the fair value of future cash flows. The Company is exposed to interest rate risk through its Syndicated Credit Agreement which has a variable interest rate. For the three months ended March 31, 2020, a 1% increase in the prime interest rate would result in additional interest expense of $0.2 million (three months ended March 31, 2019 - $0.1 million).

Credit risk

Credit risk is the risk of financial loss if the counterparty to a financial transaction fails to meet its obligations. The Company manages risk over its accounts receivable by issuing credit only to credit worthy counterparties. The Company considers financial instruments to have low credit risk when its credit risk rating is equivalent to investment grade. The Company assumes that the credit risk on a financial asset has increased significantly if it is outstanding past the contractual payment terms. The Company considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to the Company.

The Company applies the simplified approach under IFRS 9 and has calculated expected credit losses based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions.

The maximum amount of the Company’s credit risk exposure is the carrying amounts of cash and cash equivalents and accounts receivable. The Company attempts to mitigate such exposure to its cash and cash equivalents by investing only in financial institutions with investment grade credit ratings. The Company manages risk over its accounts receivable by issuing credit only to credit worthy counterparties.

Foreign currency risk

The Company is exposed to risks arising from fluctuations in currency exchange rates between the Canadian dollar, Pound Sterling and United States dollar. At March 31, 2020, the Company’s primary currency exposure related to the Pound Sterling (“GBP”) and United States dollar (“USD”) balances. The following table summarizes the Company’s foreign currency exchange risk for each of the currencies indicated:

As at March 31, 2020 ($000s)	GBP	USD
Cash and cash equivalents	952	9,597
Accounts receivable	5,365	—
Accounts payable and accrued liabilities	(9,986)	(1,931)
Net foreign exchange exposure	(3,669)	7,666
Translation to CAD	1.7604	1.4187
CAD equivalent at period end exchange rate	(6,459)	10,876

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Based on the net foreign exchange exposure at the end of the year, if these currencies had strengthened or weakened by 10% compared to the Canadian dollar and all other variables were held constant, the after-tax earnings would have decreased or increased by approximately the following amounts:

($000s)	Three months ended March 31, 2020
Pound sterling (GBP)	(646)
United States dollar (USD)	1,088
Impact on profit (loss)	442

Liquidity risk

Liquidity risk is the risk that the Company cannot meet its financial obligations when due. The Company manages liquidity risk by monitoring operating and growth requirements. The Company prepares forecasts to ensure sufficient liquidity to fulfil obligations and operating plans.

The condensed consolidated interim financial statements for the three months ended March 31, 2020 contain a going concern qualification. Management believes its current capital resources and its ability to manage cash flow and working capital levels will require the Company to seek future additional financing to allow it to meet its obligations, to make debt service requirements, and to fund the other needs of its business. However, no assurance can be given that future sources of capital will be available. The ability of the Company to continue as a going concern is dependent on raising capital to fund its business plan and ultimately to attain profitable operations. Any delay or failure to complete any additional financing would have a material adverse effect on the Company’s business, results of operations and financial condition, and the Company may be forced to reduce or cease its operations. See “Recent Developments – Credit Facility Waivers”.

CONTRACTUAL COMMITMENTS AND CONTINGENCIES

a)	Commitments

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. Under these agreements, the Company has accrued financial penalties payable as at March 31, 2020 of $1.5 million (December 31, 2019 - $1.5 million)

b)	Contingencies

From time to time, the Company may become involved in legal proceedings arising in the ordinary course of our business. Such proceedings, certain of which have been threatened against us, could include commercial litigation related to breach of contract claims brought by our customers, suppliers and contractors, as well as litigation related to termination of certain of our employees. The outcome of any litigation is inherently uncertain. Although we believe we have meritorious defenses against all currently threatened proceedings and intend to vigorously defend all claims if they are brought, unfavorable rulings, judgments or settlement terms could have a material adverse impact on our business and results of operations. See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings” in the Annual Report.

In addition, on May 7, 2020, the Company and certain of its current and former directors and officers were named as defendants in a lawsuit, captioned SUN, a Series of E Squared Investment Fund, LLC et al. v. Sundial Growers Inc. et al., Case No. 1:20-cv-03579. The complaint asserts claims for alleged violations of U.S. federal securities laws, including Sections 12(a)(2) and 15 of the Securities Act of 1933 and Section 10(b) the Securities Exchange Act of 1934, as well as claims for breach of contract, breach of fiduciary duty, fraud in the inducement and negligent misrepresentation. Among other things, the complaint alleges that the company made misrepresentations regarding the licensing and ability of Bridge Farm to export hemp and CBD to Europe, as well as regarding the quality of the Company’s cannabis and a return by one of the Company’s customers.

We can provide no assurance as to the outcome of these proceedings or any other litigation matter in which we are a party. In particular, securities class action lawsuits are typically costly to defend, and divert the attention of management and other resources from operations and, accordingly, even if resolved in our favor, could have a material adverse effect on our business, financial condition, results of operations and liquidity and may force us to reduce or cease operations or seek relief under the applicable bankruptcy or insolvency laws.

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NON-IFRS MEASURES

Certain financial measures in this MD&A including consolidated adjusted EBITDA, adjusted EBITDA from cannabis operations, adjusted EBITDA from ornamental flower operations, cash costs to produce, cultivation and production costs and gross margin before fair value adjustments are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures provided by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS.

Adjusted EBITDA

Each of consolidated adjusted EBITDA, adjusted EBITDA from cannabis operations and adjusted EBITDA from ornamental flower operations is a non-IFRS measure which the Company uses to evaluate its operating performance. Generally, adjusted EBITDA is defined as net income (loss) before finance costs, depreciation and amortization, accretion expense, income tax recovery and excluding change in fair value of biological assets, change in fair value realized through inventory, unrealized foreign exchange gains or losses, share-based compensation expense, asset impairment, gain or loss on disposal of property, plant and equipment and certain one-time non-operating expenses, as determined by management.

The following tables reconcile consolidated adjusted EBITDA to net loss for the periods noted.

	Three months ended March 31, 2020
($000s)	Cannabis	Ornamental Flowers	Corporate	Consolidated
Net loss	(36,362)	(5,593)	(2,028)	(43,983)
Adjustments
Finance costs	5,982	192	—	6,174
Depreciation and amortization	657	1,590	—	2,247
Income tax recovery	—	(230)	—	(230)
Change in fair value of biological assets	(6,415)	(668)	—	(7,083)
Change in fair value realized through inventory	9,692	—	—	9,692
Unrealized foreign exchange (gain) loss	(1,769)	1,724	—	(45)
Share-based compensation	681	—	555	1,236
Asset impairment	5,659	—	—	5,659
Loss on disposition of PP&E	(610)	—	—	(610)
Cost of sales non-cash component (1)	780	—	—	780
Loss on contingent consideration	—	761	—	761
Inventory obsolescence and impairment	7,715	—	—	7,715
Restructuring costs	2,719	—	—	2,719
Transaction costs (2)	—	—	1,101	1,101
Adjusted EBITDA	(11,271)	(2,224)	(372)	(13,867)
(1)	Cost of sales non-cash component is comprised of depreciation expense.
(2)	Transaction costs are non-recurring costs related to the IPO.
	Three months ended March 31, 2019
($000s)	Cannabis	Ornamental Flowers	Corporate	Consolidated
Net loss	(16,702)	—	—	(16,702)
Adjustments
Finance costs	2,785	—	—	2,785
Depreciation and amortization	120	—	—	120
Income tax recovery	(3,609)	—	—	(3,609)
Change in fair value of biological assets	(692)	—	—	(692)
Change in fair value realized through inventory	(80)	—	—	(80)
Unrealized foreign exchange (gain) loss	(133)	—	—	(133)
Share-based compensation	12,625	—	—	12,625
Asset impairment	162	—	—	162
Adjusted EBITDA	(5,524)	—	—	(5,524)

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Cash costs to produce

Cash costs to produce is a non-IFRS measure which the Company uses to evaluate its operating performance. Cash costs to produce provides information to investors, analysts and others in understanding and evaluating the Company’s operating results as it removes non-cash and post-production expenses associated with growing costs. Cash costs to produce is defined as cost of sales less depreciation and packaging costs. Cash costs to produce are reconciled to cost of sales in the “OPERATIONAL RESULTS” section of this MD&A.

Cash cultivation and production costs

Cash cultivation and production costs (“C&P costs”) are a non-IFRS measure which the Company uses to evaluate its operating performance. C&P costs are defined as the costs related to growing, harvesting, processing and selling cannabis. Management believes that C&P costs are the most complete measure of operational performance at the facilities. C&P costs are comprised of labour, power, nutrients, growing supplies, supplies and tools, transportation, maintenance and consumables. C&P costs are initially added to biological assets and inventory and are only reflected on the statements of loss and comprehensive loss within cost of sales as sales of cannabis are recognized.

The following table reconciles C&P costs to biological assets and inventory.

	Three months ended March 31
($000s)	2020	2019
Biological assets	13,808	6,222
Adjustments
Beginning balance	(11,888)	(876)
Unrealized change in fair value	(6,415)	(692)
Transfers to inventory	22,522	4,285
Depreciation and G&A	(3,076)	(1,782)
Other costs	(291)	10
UK biological assets	(4,456)	—
Total C&P costs added to biological assets	10,204	7,167

Inventory	67,588	5,049
Adjustments
Beginning balance	(59,211)	(1,234)
Transfers from biological assets	(22,522)	(4,285)
Depreciation and G&A	(616)	—
Transfer to cost of goods sold	16,936	693
Obsolescence provision	15,026	—
Other costs	(11,083)	(223)
UK inventory	(888)	—
Total C&P costs added to inventory	5,230	—
Total C&P costs	15,434	7,167

Gross margin before fair value adjustments

Gross margin before fair value adjustments is a non-IFRS measure which the Company uses to evaluate its operating performance. Gross margin before fair value adjustments provides useful information to investors, analysts and others in understanding and evaluating the Company’s operating results as it removes non-cash fair value metrics. Gross margin before fair value adjustments is defined as gross margin less the non-cash changes in the fair value adjustments on the sale of inventory and the growth of biological assets. Gross margin before fair value adjustments is comprised of net revenue less cost of sales

RELATED PARTIES

Loan receivable agreements

The Company has entered into separate shareholder loan agreements with two (December 31, 2019 – two) employees of the Company. The loans bear interest at rates ranging from 0-1.5% per annum and are secured by the employees’ shareholdings in the Company. The loans are each repayable in full upon an employees’ departure from employment, a change in control of the Company or sale of the Company. As at March 31, 2020, $0.2 million (December 31, 2019 - $0.2 million), had been advanced under these loan agreements.

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Related party transactions

	Transactions		Balance outstanding
($000s)	Three months ended March 31 2020	Three months ended March 31 2019	March 31 2020	December 31 2019
Marketing, brand research and development (a)	945	799	(977)	(265)
Legal services (b)	279	800	(359)	(397)
	1,224	1,599	(1,336)	(662)
(a)	A former member of the Board of Directors controls a company that provides marketing, brand research and development services.
(b)	A member of the Board of Directors is a partner at a law firm which provides legal services to the Company.

All transactions were conducted at the exchange amount agreed to between related parties.

OFF BALANCE SHEET ARRANGEMENTS

As at March 31, 2020, the Company did not have any off-balance sheet arrangements. The Company has certain operating or rental lease agreements, as disclosed in the Contractual Commitments and Obligations section of this MD&A, which are entered into in the normal course of operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company makes assumptions in applying critical accounting estimates that are uncertain at the time the accounting estimate is made and may have a significant effect on the consolidated financial statements. Critical accounting estimates include the classification and recoverable amounts of cash generating units (“CGUs”), value of biological assets and inventory, estimating potential future returns and pricing adjustments on revenue, deferred tax assets, share-based compensation, convertible instruments, financial obligations, acquisitions and fair value of assets acquired and liabilities assumed in a business combination. Critical accounting estimates are based on variable inputs including but not limited to:

•	Demand for cannabis for recreational and medical purposes;
•	Price of cannabis;
•	Expected sales volumes;
•	Changes in market discount rates;
•	Future development and operating costs;
•	Costs to convert harvested cannabis to finished goods;
•	Expected yields from cannabis plants;
•	Potential returns and pricing adjustments;
•	Interpretation of income tax laws; and
•	Facts and circumstances supporting the likelihood and amount of contingent liabilities

Changes in critical accounting estimates can have a significant effect on net income as a result of their impact on revenue, costs of sales, provisions, impairments, losses and income taxes. Changes in critical accounting estimates can have a significant effect on the valuation of biological assets, inventory, property, plant and equipment, provisions, derivative financial instruments and accounts payable.

For a detailed discussion regarding the Company’s critical accounting policies and estimates, refer to the notes to the Audited Financial Statements.

NEW ACCOUNTING PRONOUNCEMENTS

The International Accounting Standards Board (IASB) and the IFRS Interpretations Committee regularly issue new and revised accounting pronouncements which have future effective dates and therefore are not reflected in the Company’s consolidated financial statements. Once adopted, these new and amended pronouncements may have an impact on the Company’s consolidated financial statements. The Company’s analysis of recent accounting pronouncements is included in the notes to the Audited Financial Statements.

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RISK FACTORS

For a detailed discussion regarding the Company’s risk factors, refer to “Item 3D – Risk Factors” section of the Annual Report.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has designed disclosure controls and procedures to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. During the financial year end of the Company, the appropriate officers have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s disclosure controls and procedures and have concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2019, as described below.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. During the financial year end of the Company, the appropriate officers have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s internal controls over financial reporting and concluded that the Company’s internal controls over financial reporting were not effective due to the weaknesses in internal controls over financial reporting as at December 31, 2019, as described below.

Background

In connection with the audit of the Company’s consolidated financial statements for the fiscal period ended December 31, 2018, management concluded that there were three material weaknesses in the Company’s internal controls over financial reporting. A material weakness is a significant deficiency, or a combination of significant deficiencies, in internal control over financial reporting such that it is reasonably possible that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified include limited number of finance personnel with appropriate experience and knowledge to address complex accounting matters, lack of management review over the valuation model used for biological assets and financing obligations and lack of segregation of duties due to limited number of employees in the finance department. Similar material weaknesses were identified at Bridge Farm.

December 31, 2019 update

During the year end December 31, 2019, the Company implemented a remediation plan including measures necessary to address the underlying causes of these material weaknesses. As at December 31, 2019, the material weaknesses related to the limited number of finance personnel with appropriate experience and knowledge to address complex accounting matters and lack of management review over the valuation model used for biological assets and financing obligations have been remediated through the addition of numerous professionally designated accountants to bring additional knowledge and expertise relating to complex accounting matters. These professionally designated accountants are directly involved in the preparation and review of these complex accounting matters. The Company has also engaged external third-party advisors when complex accounting matters arose to ensure treatment of those matters was appropriate. The Company will continue to seek external third-party advice when complex accounting matters arise in the future.

The material weakness associated with a lack of segregation of duties due to limited number of employees in the finance department was not fully remediated in 2019. While the limited number of employees in the finance department has been remediated with the addition of staff, the specific component of the prior year material weakness related to segregation of duties has not yet been remediated and therefore remained as a material weakness as at December 31, 2019.

2020 Remediation plan

The Company’s remediation plan is ongoing and involves the engagement of external third-party advisors to assist management in evaluating the design and operating effectiveness of internal controls over financial reporting, including identification of business process improvement areas and documenting the future state of significant business processes. This review over internal controls will ensure that measures are implemented to adequately address and remediate any lack of segregation of duties.

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The Company expects the remediation of this material weakness to be complete by December 31, 2020. Remediation may take longer than the Company expects, and its efforts may not prove to be successful in remediating this material weakness. The Company may also identify additional material weaknesses in its internal control over financial reporting in the future. It should be noted that a control system, including the Company’s disclosure and internal controls and procedures, no matter how well conceived, can provide only reasonable, but not absolute assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

ABBREVIATIONS

The following provides a summary of common abbreviations used in this document:

Financial and Business Environment		Measurement
$ or C$	Canadian dollars	G or GM	Gram
IFRS	International Financial Reporting Standards	sq ft	Square feet
MD&A	Management’s Discussion and Analysis
U.K.	United Kingdom
U.S.	United States
US$	United States dollars
£	Great Britain Pounds
CBD	Cannabidiol
THC	Tetrahydrocannabinol

ADVISORY

Forward-Looking Information

This document may contain forward-looking information concerning the Company’s business, operations and financial performance and condition, as well as its plans, objectives and expectations for its business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “pioneer”, “seek”, “should”, “target”, “will”, “would”, and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable technology.

These forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry in which it operates and management’s beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond its control. As a result, any or all of the forward-looking information in this document may turn out to be inaccurate. Factors that may case actual results to differ materially from current expectations include, among other things, those listed under the “Item 3D—Risk Factors” section of the Annual Report. Except as required by law, the Company assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

This document contains estimates, projections and other information concerning the Company’s industry, business and the markets for its products. Information that is based on estimates, forecasts, projections, market research of similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, the Company obtained this industry, business, market and other data from its own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources.

In addition, assumptions and estimates of the Company’s and industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Item 3D—Risk Factors” section of the Annual Report. These and other factors could cause the Company’s future performance to differ materially from the Company’s assumptions and estimates.

Further information regarding the assumptions and risks inherent in the making of forward-looking statements can be found in the Company’s most recently filed Annual Report on Form 20-F, along with the Company’s other public disclosure documents. Copies of the Annual Report and other public disclosure documents are available through the SEDAR website which is available at www.sedar.com

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Non-IFRS Measures

Certain financial measures in this MD&A do not have a standardized meaning as prescribed by IFRS including consolidated adjusted EBITDA, adjusted EBITDA from cannabis operations, adjusted EBITDA from ornamental flower operations, cash costs to produce, cultivation and production costs and gross margin before fair value adjustments. As such, these measures are considered non-IFRS financial measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures provided by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS. These measures are presented and described in order to provide shareholders and potential investors with additional measures in understanding the Company’s operating results in the same manner as the management team. The definition and reconciliation of each non-IFRS measure is presented in the “NON-IFRS MEASURES” section of this MD&A.

ADDITIONAL INFORMATION

Additional information relating to the Company can be viewed at www.sedar.com or on the Company’s website at www.sndlgroup.com. The information on or accessible through our website is not part of and is not incorporated by reference into this MD&A, and the inclusion of our website address in this MD&A is only for reference.

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